

August 20, 2024

Anthony Scott
Chief Executive Officer
Intrusion Inc.
101 East Park Blvd, Suite 1200
Plano, Texas 75074

> **Re: Intrusion Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2024**
> **File No. 333-281565**

Dear Anthony Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Craig D. Linder, Esq.